FOR IMMEDIATE RELEASE
For more information contact:
Gualberto Ranieri, VP Communications (+1) 630-887-2229
CNH Announces New Appointment
BURR RIDGE, Illinois (December 20, 2007) — CNH Global N.V. (NYSE:CNH), a world leader in the agricultural and construction equipment business and a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), today announced the appointment of Giuseppe Fano as President and CEO of New Holland Construction Equipment S.p.A. effective January 1, 2008. Mr. Fano will report to the President and CEO of CNH, Harold Boyanovsky.
Mr. Fano will take over from Franco Fenoglio who has elected to resign from the company after more than two years of service to pursue other interests.
Mr. Fano joined CNH in 2006. Most recently he served as Vice President Sales & Marketing, Europe of New Holland Construction, a position he retains in the interim. He is also President and CEO of New Holland Kobelco Construction Machinery S.p.A. He graduated from the University of Naples with a degree in civil engineering, in project, general management and business administration from Sinnea at Johns Hopkins University in Bologna. From 1996 to 2006 he held leading positions with Ingersoll Rand. Mr. Fano also serves as President of Comamoter (the Italian Association of construction machinery manufacturers).
“I am delighted to have Giuseppe assume a key role at CNH,” said Mr. Boyanovsky. “His background and expertise will support the further development of New Holland Construction. I thank Franco for his leadership and contribution provided to the company. He has been instrumental in creating renewed excitement about the brand through his customer and market focus, and we wish him the best in his future endeavors.”
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.